===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,       September                            2006
                        ---------------------------------   ----------------
Commission File Number  000-23464
                        ---------------------------------   ----------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

       Form 20-F                          Form 40-F      X
                 ----------------                  ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                              No  X
                 ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ------------------

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Amendment to Arrangement Agreement dated September 19, 2006

                                                                      DOCUMENT 1

[HUMMINGBIRD LOGO OMITTED]




          AMENDMENT TO ARRANGEMENT AGREEMENT dated September 19, 2006,


A M O N G:

                  Open Text Corporation, a corporation existing under the Canada Business Corporations Act ("Parent"),

                  6575064 Canada Inc., a corporation existing under the Canada Business Corporations Act and a wholly-owned subsidiary of Parent ("Acquisition Sub"),

                                    - and -

                  Hummingbird Ltd., a corporation existing under the Canada Business Corporations Act ("Hummingbird"),


         WHEREAS the parties hereto are parties to an Arrangement Agreement dated August 4, 2006 (the "Arrangement Agreement");


         AND WHEREAS the parties wish to amend the Arrangement Agreement in the manner set out in this amendment (the "Amendment");


         THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Parent, Acquisition Sub and Hummingbird hereby agree as follows:


1.1      Interpretation
         --------------

         All capitalized terms used in this Amendment that are not otherwise defined herein shall have the meaning given to them in the Arrangement Agreement.

1.2      Amendments to the Arrangement Agreement
        ---------------------------------------

         (a) Section 5.5(1) of the Arrangement Agreement is hereby amended by (1) deleting the words "at least ten business days prior to the Effective Time" in the first sentence of such paragraph and substituting therefor the words "on the tenth business day prior to the Effective Date" and (2) adding the words "or Parent" to the second sentence of such paragraph immediately following the words "make a loan to Acquisition Sub", with the result that such paragraph shall read as follows (changes are highlighted):

                           "Hummingbird agrees that it shall use its commercially reasonable efforts to ensure that Lender Sub shall have such amount of cash of Hummingbird or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions (which additional cash shall not be in an amount that would reasonably be expected to result in a breach of
                           Section 5.5(2)), provided that Hummingbird shall in any event, if Parent requests the Loan Alternative by providing written notice to Hummingbird on the tenth business day prior to the Effective Date, ensure that Lender Sub shall have not less than $58 million in cash immediately prior to the Effective Time. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will, if requested by Parent in accordance with the terms of such plan, make a loan to Acquisition Sub or Parent in an amount equal to the sum of (a) the Share Loan Amount, plus (b) any additional cash of Hummingbird or its subsidiaries that Parent requests in accordance with the foregoing. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will, if requested by Parent in accordance with the terms of such plan, make a loan to Hummingbird in an amount equal to the Option Loan Amount to be used to satisfy the payment obligations of Hummingbird under Section 2.3(b) of the Plan of Arrangement. Each of Hummingbird and Parent will consult and cooperate with each other to accomplish the cash transfers contemplated by this
                           Section 5.5(1) in a commercially reasonable manner. Hummingbird agrees that it shall ensure that none of the cash constituting the loan referred to in the second sentence of this Section 5.1(1) shall have come from Hummingbird or any of its subsidiaries organized or incorporated under the laws of Canada or any jurisdiction in Canada."

         (b) Schedule C - Plan of Arrangement to the Arrangement Agreement is hereby deleted and replaced in its entirety with the Plan of Arrangement in the form of Schedule A to this Amendment.

1.3      Representations and Warranties of Hummingbird
         ---------------------------------------------

         Hummingbird hereby represents and warrants to and in favour of Parent as follows and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Amendment:

         (a) Authority Relative to this Amendment. Hummingbird has the requisite corporate authority to enter into this Amendment and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Amendment have been duly authorized by the Board of

                  Directors of Hummingbird, and no other corporate proceedings on the part of Hummingbird are necessary to authorize the execution, delivery and performance by it of this Amendment. This Amendment has been duly and validly executed and delivered by Hummingbird and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a legal, valid and binding obligation of Hummingbird enforceable against Hummingbird in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (b)      No Violations.
                  --------------

                  (i) Neither the execution and delivery of this Amendment by Hummingbird nor compliance by Hummingbird with any of the provisions hereof will: (A) violate, conflict with, change the rights or obligations of any party under or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Hummingbird or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Hummingbird or any of its subsidiaries under any of the terms, conditions or provisions of (1) their respective charters or by-laws or other comparable organizational documents or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Hummingbird or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets is bound; (B) violate any Law applicable to Hummingbird or any of its subsidiaries or any of their respective properties or assets or cause the suspension or revocation of any Permit currently in effect (except, in the case of each of clauses (A)(2) and (B) above only, for such violations, conflicts, changes in rights or obligations, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Hummingbird).

                  (ii) There is no legal impediment to the execution and delivery of this Amendment by Hummingbird, and no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Hummingbird or its subsidiaries in connection with the execution and delivery of this Amendment by Hummingbird, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird.

1.4      Representations and Warranties of Parent and Acquisition Sub
         ------------------------------------------------------------

         Each of Parent and Acquisition Sub hereby represents and warrants to and in favour of Hummingbird as follows and acknowledges that Hummingbird is relying upon such representations and warranties in connection with the entering into of this Amendment:

         (a) Authority Relative to this Amendment. Each of Parent and Acquisition Sub has the requisite corporate authority to enter into this Amendment and to carry out its obligations hereunder. The execution, delivery and performance of this Amendment by each of Parent and Acquisition Sub contemplated hereby have been duly authorized by the Board of Directors or equivalent governing body of each of Parent and Acquisition Sub and no other corporate proceedings on the part of Parent and Acquisition Sub are necessary to authorize the execution, delivery and performance by it of this Amendment. This Amendment has been duly executed and delivered by each of Parent and Acquisition Sub and constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (b)      No Violations.

                  (i) Neither the execution and delivery of this Amendment by each of Parent and Acquisition Sub nor compliance by each of Parent and Acquisition Sub with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the respective charters or by-laws or other comparable organizational documents of each of Parent and Acquisition Sub or (B) any material contract or other instrument or obligation to which Parent and Acquisition Sub is a party or to which it, or any of its properties or assets, may be subject or by which Parent or Acquisition Sub is bound, except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations or accelerations, or any consents, approvals or notices which, if not given or received, would not, in each case, individually or in the aggregate, materially adversely affect the ability of any of Parent or Acquisition Sub to perform its obligations under this Amendment or the Arrangement Agreement.

                  (ii) There is no legal impediment to the execution and delivery of this Amendment by Parent or Acquisition Sub, and
                  (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Parent or Acquisition Sub in connection with the execution and delivery of this Amendment, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not individually or in the aggregate, materially adversely affect the ability of any of Parent or Acquisition Sub to perform its obligations under this Amendment or the Arrangement Agreement.

1.5      Survival of Representations and Warranties
         ------------------------------------------

         The representations and warranties of Hummingbird, Parent and Acquisition Sub contained in this Amendment shall expire and be terminated on the earlier of the Effective Date and the date on which this Amendment is terminated in accordance with its terms.

1.6      Governing Law
         -------------

         This Amendment shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Amendment and the Plan of Arrangement.

1.7      Counterparts
         ------------

         This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

1.8      Continued Effect of Arrangement Agreement
         -----------------------------------------

         Except as specifically provided for in this Amendment, all other provisions of the Arrangement Agreement shall continue in full force and effect, unamended.

         IN WITNESS WHEREOF, each of Parent, Acquisition Sub and Hummingbird has caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.


                               OPEN TEXT CORPORATION


                               By:    /s/ John Trent
                                      -----------------------------------------
                               Name:  John Trent
                               Title: Senior  Vice  President, General  Counsel
                                      and Corporate Secretary


                               6575064 CANADA INC.


                               By:    /s/ John Trent
                                      -----------------------------------------
                               Name:  John Trent
                               Title: Secretary

                               HUMMINGBIRD LTD.


                               By:    /s/ Barry Litwin
                                      -----------------------------------------
                               Name:  Barry Litwin
                               Title: President and Chief Executive Officer

                                  SCHEDULE A

                                  SCHEDULE C

                              PLAN OF ARRANGEMENT

                               UNDER SECTION 192

                    OF THE CANADA BUSINESS CORPORATIONS ACT

                                  ARTICLE 1
                                INTERPRETATION

1.1      Definitions
         -----------

         In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

         "Acquisition Sub" means 6575064 Canada Inc., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent;

         "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or Article 5 hereof;

         "Arrangement Agreement" means the agreement dated August 4, 2006 (as amended) among Parent, Acquisition Sub and Hummingbird providing for, among other things, the Arrangement;

         "Articles of Arrangement" means the articles of arrangement of Hummingbird in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

         "Business Day" means any day, other than a Saturday or Sunday or a statutory holiday in Ontario, Canada;

         "CBCA" means the Canada Business Corporations Act, as amended;

         "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

         "Circular" means the notice of the Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by Hummingbird to Shareholders in connection with the Meeting;

         "Court" means the Ontario Superior Court of Justice (Commercial List);

         "Depositary" means CIBC Mellon Trust Company and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Hummingbird and appointed to carry out any of the duties of the Depositary hereunder;

         "Director" means the Director appointed pursuant to section 260 of the CBCA;

         "Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1;

         "Dissenting Holder" means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

         "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

         "Effective Time" means 9:00 a.m. (Toronto time) on the Effective
         Date;

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

         "Exchange Factor" means 0.8879, which is the exchange rate for one Canadian dollar into United States dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of the Arrangement Agreement.

         "Final Order" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

         "Hummingbird" means Hummingbird Ltd., a corporation existing under the CBCA;

         "Hummingbird Option" means any option to purchase Hummingbird Shares granted pursuant to the Hummingbird Stock Option Plan or any other stock option plan of Hummingbird or any predecessor of Hummingbird, or any option assumed or adopted by Hummingbird;

         "Hummingbird Shares" means the common shares in the capital of Hummingbird;

         "Hummingbird Stock Option Plan" means Hummingbird's 1996 Employee Stock Option Plan;

         "Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, as contemplated by the Arrangement Agreement;

         "Lender Sub" means one or more wholly-owned subsidiaries of Hummingbird selected by Parent for purposes of making the loans contemplated in Section 2.3(a);

         "Lender Sub Option Note" has the meaning ascribed thereto in Section 2.3(a);

         "Lender Sub Share Note" has the meaning ascribed thereto in Section 2.3(a);

         "Letter of Transmittal" means the letter of transmittal forwarded by Hummingbird to Shareholders in connection with the Arrangement, in the form accompanying the Circular;

         "Loan Alternative" means the provision by Lender Sub of the loans contemplated under Section 2.3(a);

         "Loan Amount" means such amount of cash of Hummingbird or its subsidiaries that Parent requests in accordance with Section 5.5 of the Arrangement Agreement, provided that in any event, if so requested by Parent, such amount shall be not less than $58,000,000 and may be $0;

         "Mailing Date" means the date of mailing of the Circular to Shareholders;

         "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (a) the product obtained by multiplying (i) the number of Hummingbird Shares outstanding immediately prior to the Effective Time by (ii) the Purchase Price, less (b) the Share Loan Amount;

         "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order;

         "Nasdaq" means The Nasdaq Global Market, or any successor inter-dealer quotation system operated by Nasdaq Stock Market Inc., or any successor thereto;

         "Option to be Cancelled" means a Hummingbird Option other than an Option to be Replaced;

         "Option to be Replaced" means each Hummingbird Option that was part of a group of Hummingbird Options granted to an individual on the same grant date having a particular exercise price per Hummingbird Share, in respect of which such individual has elected (and Hummingbird and Parent have agreed to accept such election) to receive Replacement Options in accordance with this Plan of Arrangement;

         "Option Exchange Ratio" means the quotient obtained by dividing the Purchase Price in Canadian Dollars by the Parent Share Price; provided, however, that the Option Exchange Ratio shall be adjusted, as required, to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into common shares of Parent but other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to common shares of Parent occurring after September 19, 2006 and prior to the Effective Time, so that the "aggregate in-the-money amount" and/or "aggregate out-of-the-money amount" of the Replacement Options to be granted to each individual so electing to receive them is (subject to rounding down in accordance with this Plan of Arrangement) the same as the "aggregate in-the-money amount" and/or "aggregate out-of-the-money amount" of the corresponding Options to be Replaced held by the individual, with "aggregate in-the-money amount" and "aggregate out-of-the-money amount" for such purposes meaning, at any time, the difference between the aggregate fair market value at that time of the shares subject to the options (in Canadian dollars as determined at that time) and the aggregate exercise price of such options (in Canadian dollars as determined on the date of grant of such options);

         "Option Loan Amount" means the aggregate amount of cash required to be paid by or on behalf of Hummingbird pursuant to Section 2.3(b)(ii) in respect of the Hummingbird Options (or Options to be Cancelled, as the case may be);

         "Optionholders" means the holders of Hummingbird Options;

         "Parent" means Open Text Corporation, a corporation existing under the CBCA;

         "Parent Share Price" means (i) the closing price of the common shares of Parent on the Toronto Stock Exchange on the Business Day immediately preceding the Effective Date, or (ii) if there was no trading in such shares on such date on such exchange, the closing price of the common shares of Parent on Nasdaq on the Business Day immediately preceding the Effective Date in Canadian dollars (using the exchange rate for 1 United States dollar into Canadian dollars based on the noon rate of exchange of the Bank of Canada on the Business Day immediately preceding the Effective Date), or (iii) if there was no trading in such shares on such date on either the Toronto Stock Exchange or the Nasdaq, the average of the last bid and last asking prices of such shares on the Toronto Stock Exchange;

         "Person" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

         "Purchase Price" means the sum of $27.85 per Hummingbird Share, payable in cash and "Purchase Price in Canadian Dollars" means the Canadian dollar equivalent of $27.85 using the exchange rate for 1 United States dollar into Canadian dollars based on the noon rate of exchange of the Bank of Canada on the Business Day immediately preceding the Effective Date;

         "Replacement Option" means an option to purchase one common share of Parent, each subject to all of the terms and conditions (including vesting) of an option plan of Parent having substantially the same terms as Parent's 2004 Stock Option Plan;

         "Replacement Option Exercise Price" means the exercise price of a Replacement Option in Canadian dollars (to three decimal places) determined in accordance with Section 2.3(b)(i)(B);

         "Share Loan Amount" means the difference obtained by subtracting the Option Loan Amount from the Loan Amount; provided that if the Loan Amount is $0 the Share Loan Amount shall also be $0;

         "Shareholders" means the holders of Hummingbird Shares whose names appear in the register of holders of Hummingbird Shares maintained by or on behalf of Hummingbird and, where the context so provides, includes joint holders of such Hummingbird Shares; and

         "Tax Act" means the Income Tax Act (Canada), as amended.

1.2      Interpretation Not Affected by Headings, Etc.
         ---------------------------------------------

         The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to "Article" or "section" followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3      Rules of Construction
         ---------------------

         In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4      Date of Any Action
         ------------------

         In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5      Time
         ----

         Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6      Currency
         --------

         Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

1.7      Statutes
         --------

         Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.


                                   ARTICLE 2
                                  ARRANGEMENT

2.1      Arrangement Agreement
         ---------------------

         This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2      Binding Effect
         --------------

         This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Hummingbird, (ii) Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Hummingbird Shares and (iv) all registered and beneficial owners of Hummingbird Options.

2.3      Arrangement
         -----------

         Commencing at the Effective Time, the following events set out in this
Section 2.3 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this Section 2.3 without any further authorization, act or formality (subject to the order of Sections 2.3(b) and 2.3(c) being reversed if so requested by Parent in the notice referred to in Section 2.3(a) below):

         (a) If Parent has provided written notice to Hummingbird of Parent's request for the Loan Alternative no later than the tenth Business Day prior to the Effective Date and such notice sets out the Loan Amount and whether the recipient of the Share Loan Amount is Acquisition Sub or Parent (with the Share Loan Amount and the Option Loan Amount to be determined prior to the Effective Time as soon as practicable following the receipt by Hummingbird of election forms requesting the receipt of Replacement Options), then effective at the Effective Time, (i) if the Share Loan Amount is not $0, Hummingbird shall cause Lender Sub to loan an amount equal to the Share Loan Amount to Acquisition Sub or Parent, and Acquisition Sub (or Parent, as the case may be) shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Share Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares,
                  (ii) Hummingbird shall cause Lender Sub to loan an amount equal to the Option Loan Amount to Hummingbird, and Hummingbird shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Option Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of making the payments contemplated by Section 2.3(b)(ii), and
                  (iii) the Maximum Cash Amount held by the Depositary shall cease to be held in escrow and shall be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares. If Parent has not provided written notice to Hummingbird of Parent's request for the Loan Alternative but Parent provides written notice to Hummingbird at least ten business days prior to the Effective Time that it wishes Acquisition Sub to fund Hummingbird to enable Hummingbird to make the payments contemplated by Section 2.3(b)(ii), then effective at the Effective Time, Acquisition Sub shall loan an amount equal to the Option Loan Amount to Hummingbird, and Hummingbird shall deliver to Acquisition Sub a duly issued and executed promissory note (the "Acquisition Sub Option Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of making the payments contemplated by Section 2.3(b)(ii).

         (b) Effective at one minute after the Effective Time (or, if specified in the notice referred to in Section 2.3(a) above, effective at two minutes after the Effective Time) each Hummingbird Option outstanding immediately prior to such time, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be conditionally vested and exercisable or disposed of only as part of the Arrangement and:

                  (i) each Option to be Replaced shall be disposed of by the holder thereof for consideration consisting solely of such number of unvested Replacement Options each exercisable at such Replacement Option Exercise Price, determined in accordance with the following:

                       (A) in exchange for all Options to be Replaced, the holder thereof shall receive such number of Replacement Options equal to the product obtained by multiplying such number of Options to be Replaced by the Option Exchange Ratio; provided, however, that in respect of each individual recipient of Replacement Options, such number of Replacement Options shall be rounded down to the nearest whole number, and shall be further rounded down by the minimum whole number necessary so that the "aggregate in-the-money amount" of such Replacement Options is not greater than the "aggregate in-the-money amount" of the corresponding Options to be Replaced on the date of grant of the Replacement Options, with "aggregate in-the-money amount" for the purposes of this Section 2.3(b)(i)(A) and Section 2.3(b)(i)(B) meaning the difference between the aggregate fair market value at that time of the shares subject to the options (in Canadian dollars as determined at that time) and the aggregate exercise price of such options (in Canadian dollars as determined on the date of grant of such options); and

                       (B) the Replacement Option Exercise Price of each such Replacement Option issued as contemplated in Section 2.3(b)(i)(A) above shall be equal to the quotient obtained by dividing the exercise price per Hummingbird Share of such Option to be Replaced (in Canadian dollars as determined on the grant date of such Option to be Replaced) by the Option Exchange Ratio, which quotient shall be increased by the minimum increment necessary so that the aggregate in-the-money amount of such Replacement Options is not greater than the aggregate in-the-money amount of the corresponding Options to be Replaced on the date of grant of the Replacement Options; provided that, in any event, the Replacement Option Exercise Price shall be rounded up to the nearest one-tenth of a cent;

                           and provided further that if, for any reason, the common shares of Parent are not listed on either the Toronto Stock Exchange or the Nasdaq on the Business Day immediately preceding the Effective Date, the events described in this Section 2.3(b)(i) shall be deemed to not have occurred and this Section 2.3(b)(i) will be void and of no effect and will be deemed to be intentionally deleted and not part of this Plan of Arrangement (although the numbering of all other paragraphs in this Section 2.3(b) shall remain the same);

                  (ii) each Option to be Cancelled shall be transferred by the holder thereof to Hummingbird in exchange for a cash payment from or on behalf of Hummingbird equal to the amount (if any) by which the Purchase Price exceeds the product of (x) the exercise price thereof (in Canadian dollars) multiplied by (y) the Exchange Factor, which amount shall be paid from the funds deposited with the Depositary under Section 2.3(a); provided, however, that if, for any reason, the common shares of Parent are not listed on either the Toronto Stock Exchange or the Nasdaq on the Business Day immediately preceding the Effective Date, the words "Hummingbird Option" shall be deemed to be substituted for the words "Option to be Cancelled" in this Section 2.3(b)(ii) only;

                  (iii) each Hummingbird Option shall immediately be cancelled and all option agreements related thereto shall be terminated and the holders thereof shall thereafter have only the right to receive the consideration (whether Replacement Options or cash) to which they are entitled pursuant to this Section 2.3(b) at the time and in the manner specified in Article 4; and

                  (iv) the Hummingbird Stock Option Plan shall be terminated and none of Hummingbird or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 2.3(b).

         (c) Effective at two minutes after the Effective Time (or, if specified in the notice referred to in Section 2.3(a) above, effective at one minute after the Effective Time), each Hummingbird Share outstanding immediately prior to the Effective Time shall be transferred to Acquisition Sub in exchange for the Purchase Price from Acquisition Sub, which amount shall be paid from the funds deposited with the Depositary under Sections 2.3(a)(i) and (iii), and the names of the holders of such Hummingbird Shares transferred to Acquisition Sub shall be removed from the applicable registers of Shareholders, and Acquisition Sub shall be recorded as the registered holder of the Hummingbird Shares so acquired and shall be deemed the legal and beneficial owner thereof; subject to the right of Dissenting Holders to be paid the fair value of the Hummingbird Shares held prior to the Effective Time by such Dissenting Holders in accordance with Section 3.1.

         (d) Effective at three minutes after the Effective Time, all directors of Hummingbird shall cease to be directors and the following persons shall become the directors of Hummingbird (the "New Directors"): John Shackleton, Paul McFeeters and John Trent.


                                  ARTICLE 3
                               RIGHTS OF DISSENT

3.1      Rights of Dissent
         -----------------

         (a) A Shareholder may exercise rights of dissent (the "Dissent Rights") pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 in connection with the Arrangement; provided, however, that, (i) notwithstanding subsection 190(5) of the CBCA, any written objections to the Arrangement Resolution must be received by Hummingbird not later than 5:00 p.m. (Toronto time) on the day which is two Business Days preceding the Meeting, and (ii) notwithstanding section 190 of the CBCA, Acquisition Sub and not Hummingbird shall be required to pay fair market value for the Hummingbird Shares held by holders who duly exercise Dissent Rights. A Shareholder who duly exercises such Dissent Rights and who:

                  (i) is ultimately entitled to be paid fair value for its Hummingbird Shares shall be deemed to have transferred such Hummingbird Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in Section 2.3(d) in exchange for the fair value of such Hummingbird Shares; or

                  (ii) is ultimately not entitled, for any reason, to be paid fair value for its Hummingbird Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

         (b) In no circumstances shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Shareholder of those Hummingbird Shares in respect of which such rights are sought to be exercised.

         (c) For greater certainty, in no case shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Dissenting Holder as a Shareholder after the Effective Time, and the name of each Dissenting Holder shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in Section 2.3(d) occur.


                                  ARTICLE 4
                           CERTIFICATES AND PAYMENTS

4.1      Letter of Transmittal
         ---------------------

         At the time of mailing the Circular or as soon as practicable thereafter, Hummingbird shall forward to each Shareholder and each Optionholder at the address of such holder as it appears on the register maintained by or on behalf of Hummingbird in respect of the holders of Hummingbird Shares or Hummingbird Options, as the case may be, a letter of transmittal in the case of the holders of Hummingbird Shares and, in the case of Optionholders, instructions for obtaining delivery of the consideration payable to Optionholders following the Effective Date pursuant to this Plan of Arrangement.

4.2      Exchange of Certificates for Cash
         ---------------------------------

         (a) At or before the Effective Time, Acquisition Sub shall deposit the Maximum Cash Amount with the Depositary to be held in escrow until Section 2.3(a) takes effect. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Hummingbird Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time, a cheque representing the cash which such Shareholder has the right to receive under the Arrangement for such Hummingbird Shares, less any amounts withheld pursuant to
                  Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

         (b) Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Hummingbird Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Hummingbird Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Hummingbird, Parent or Acquisition Sub. On such anniversary date, all certificates representing Hummingbird Shares shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Hummingbird.

         (c) On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Hummingbird to each Optionholder as reflected on the books and records of Hummingbird who is entitled to receive cash pursuant to
                  Section 2.3(b) of this Plan of Arrangement a cheque representing the payment to which such holder is entitled in accordance with Section 2.3(b) of this Plan of Arrangement, against receipt of such documentation as Parent or Hummingbird may reasonably require acknowledging the transfer and termination of the Hummingbird Options held by such Optionholder.

         (d) Any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or Hummingbird that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Optionholder to receive the consideration for Hummingbird Shares or Hummingbird Options, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Hummingbird for no consideration.

4.3      Lost Certificates
         -----------------

         In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Hummingbird Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Hummingbird and the Depositary in such sum as Hummingbird may direct, or otherwise indemnify Hummingbird in a manner satisfactory to Hummingbird, against any claim that may be made against Acquisition Sub and Hummingbird with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4     Withholding Rights
        ------------------

         Hummingbird, Acquisition Sub, Parent and the Depositary and any affiliate of Hummingbird shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or Optionholder such amounts as Hummingbird, Acquisition Sub, Parent or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Hummingbird Shares or Hummingbird Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.


                                   ARTICLE 5
                                  AMENDMENTS

5.1      Amendments to Plan of Arrangement
         ---------------------------------

         (a) Hummingbird may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing,
                  (ii) approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

         (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hummingbird at any time prior to the Meeting (provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

         (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of Hummingbird, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

         (d) This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.3 in accordance with the terms of the Arrangement Agreement.

         (e) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.


                                   ARTICLE 6
                              FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act, authorization or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                              PLAN OF ARRANGEMENT

                                  APPENDIX A

                            FORM OF PROMISSORY NOTE
                            -----------------------

                                Promissory Note
                                ---------------

Date: o

                  FOR VALUE RECEIVED the undersigned unconditionally promises to pay on demand to o (the "Lender") or anyone else who the Lender may specify at o, or such other place as the Lender may direct in writing, the sum of $o with interest calculated daily from the date of this promissory note on the outstanding balance of such sum and payable monthly on the last day of each month at the same place, both before and after demand, default and judgment, at a nominal annual rate of interest equal to o percent and with interest on overdue interest payable at the same time, place and rate.

                  The undersigned agrees to provide the Lender with a written acknowledgement of its indebtedness to the Lender hereunder within thirty (30) days prior to each anniversary of this promissory note or as otherwise requested by the Lender from time to time.

                  This promissory note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province. The undersigned waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this promissory note. This promissory note shall become effective when it has been executed and delivered. Time shall be of the essence of this promissory note in all respects. This promissory note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this promissory note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written.

                                      [BORROWER]


                                      By:
                                            -----------------------------------
                                      Name:
                                      Title:

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 HUMMINGBIRD LTD.
                               ------------------------------------------------
                                                  (Registrant)

Date:  September 21, 2006      By:  /s/ Inder P.S. Duggal
       ---------------------        -------------------------------------------
                                    Name:   Inder P.S. Duggal
                                    Title:  President and Chief Executive
                                            Officer